UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant:	BioLife Solutions, Inc.

Address of principal executive office: City State and ZIP Code:	3303 Monte Villa Parkway Bothell, WA 98021

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

The Form 10-K could not be filed in a timely manner because, (1) as described in the company’s current report on Form 8-K filed on March 16, 2020, the company has been significantly impacted by the outbreak in the United States of the novel coronavirus, COVID-19, which has resulted in the company having insufficient time to facilitate the completion of the 10-K and (2) as described further below, the company is continuing to review certain financial accounting and disclosure matters relating to classification of certain warrants issued in 2014 (such warrants, which have historically been accounted for as equity, included a cash settlement feature that could arise in certain events and the company is now of the view that the warrants should have been accounted for as a liability, recorded at fair value at the date of issuance, and marked to market at each reporting period).

The company’s management is also in the process of assessing the effectiveness of the company’s internal control over financial reporting and its disclosure controls and procedures. Although the assessment is not yet complete, the company expects to report a material weakness in the company’s internal control over financial reporting, and to therefore conclude that, due to the reclassification of warrants, the company’s internal control over financial reporting as of December 31, 2019 was not effective. Management expects to recommend to the audit committee various measures intended to remediate and improve the company’s internal control over financial reporting, in particular to increase the scope of review of derivative instruments.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roderick de Greef	(425) 402-1400
Name	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company anticipates significant changes to its results of operations for the period ended December 31, 2019 compared to the period ended December 31, 2018. The primary reasons for the changes to result of operations are (1) the company’s acquisition of three companies during fiscal year 2019 and (2) the reclassification of the warrants identified in Part III above issued in 2014 from equity to a liability (reference is made to the Current Report on Form 8-K filed by the company on April 30, 2020). The reclassification will not impact the company’s cash position, revenue or operating profit, but will have an impact on net income/(loss), liabilities and stockholders’ equity during the periods. An estimate of the precise changes to our operating results will not be available until the company finishes the restatement of its financial statements that will be included in the company’s 2019 Annual Report on Form 10-K. The company expects to file the 10-K on or before May 15, 2020.

BioLife Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2020	/s/ Roderick de Greef
Roderick de Greef
Chief Financial Officer